UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       CAPITAL ENVIRONMENTAL RESOURCE INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    14008M104
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                                 (CUSIP Number)

                             David Sutherland-Yoest
                       Capital Environmental Resource Inc.
                               1005 Skyview Drive
                               Burlington, Ontario
                                 Canada L7P 5B1
                                  905-319-1237

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 7, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [___].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  14008M104                                       Page     of     Pages
          ----------------------------                          ---    ---
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         David Sutherland-Yoest
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)/ /
                                                                          (b)/ /

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                            7       SOLE VOTING POWER
NUMBER OF SHARES                    750,000
  BENEFICIALLY             -----------------------------------------------------
   OWNED BY                 8       SHARED VOTING POWER
     EACH
   REPORTING               -----------------------------------------------------
    PERSON                  9       SOLE DISPOSITIVE POWER
     WITH                                   750,000
                           -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500,000(1)
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.3%
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14       TYPE OF REPORTING PERSON*
         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 500,000 shares owned by Sherry Sutherland-Yoest, Mr.
Sutherland-Yoest's wife, and 250,000 shares owned by Christina Sutherland-Yoest, Mr. Sutherland-Yoest's daughter, that Mr. Sutherland-Yoest may be deemed to beneficially own. Mr. Sutherland-Yoest disclaims beneficial ownership of such shares.

Item 1 - Security and Issuer

         The class of security to which this statement relates is the common stock (the "Common Stock") of Capital Environmental Resource Inc., a corporation organized under the laws of the province of Ontario, Canada (the "Company") whose principal executive office is located at 1005 Skyview Drive, Burlington, ON L7P 5B1 Canada.

Item 2 - Identity and Background

         David Sutherland-Yoest is the Chairman and Chief Executive Officer of the Company. His address and the principal business address of the Company are:
Capital Environmental Resource Inc., 1005 Skyview Drive, Burlington, Ontario Canada L7P 5B1. The Company is a waste management service provider. Mr. Sutherland-Yoest is a United States citizen.

         During the last five years, Mr. Sutherland-Yoest has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the last five years, Mr. Sutherland-Yoest has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Sutherland-Yoest was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding a violation with respect to such laws.

Item 3 - Source and Amount of Funds

         The funds used by Mr. Sutherland-Yoest to purchase the Common Stock owned by him were personal funds.

Item 4 - Purpose of the Transaction

         On September 7, 2001, Mr. Sutherland-Yoest purchased 750,000 shares of the Company's Common Stock for an aggregate purchase price of US $1,500,000. On the same date, Mr. Sutherland-Yoest's wife purchased an aggregate of 500,000 shares of Common Stock for an aggregate purchase price of $1,000,000 and Mr. Sutherland-Yoest's daughter purchased an aggregate of 250,000 shares of Common Stock for an aggregate purchase price of $500,000. These purchases were made pursuant to the closing of the transactions under the Subscription Agreement, dated as of July 27, 2001, by and among the Company and certain investors, including Mr. Sutherland-Yoest (the "Subscription Agreement"). In this transaction, the investors under the Subscription Agreement purchased an aggregate of 16,500,000 shares of the Company's Common Stock for an aggregate purchase price of US $33,000,000.

                In connection with the transaction, Mr. Sutherland-Yoest, Don A.

Sanders, Gary W. DeGroote, Lucien Remillard and Warren Grover were elected as directors of the Company. These persons constitute the current Board of Directors of the Company. Following the transaction, Mr. Sutherland-Yoest was appointed the Chairman and Chief Executive Officer of the Company.

         Upon the closing of the transaction, each of Mr. Sutherland-Yoest, his wife and his daughter entered into lock-up agreements with the Company. These lock-up agreements prevent Mr. Sutherland-Yoest, his wife and his daughter from selling, transferring, pledging or otherwise disposing of the Common Stock acquired by them pursuant to the Subscription Agreement until the earlier of May 31, 2002 and the payment in full by the Company of all of its obligations under its current senior credit facilities.

         On July 27, 2001, the Company granted Mr. Sutherland-Yoest a warrant to purchase an aggregate of 1,000,000 shares of the Company's Common Stock at an exercise price equal to the closing sale price of the Common Stock on the day prior to the date of grant. The warrant has a ten year term and vests in 33 1/3% increments per year beginning on September 7, 2002. The vesting schedule may be accelerated in the event of a change of control of the Company.



         Other than the matters set forth above, Mr. Sutherland-Yoest does not have any present plans or proposals which relate to, or would result in the occurrence of, any of the transactions or events set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D.

Item 5 - Interest in Securities of the Issuer

         Mr. Sutherland-Yoest directly owns 750,000 shares of the Company's Common Stock (the "Directly Owned Shares"), representing 3.2% of the outstanding Common Stock. Mr. Sutherland-Yoest has sole voting and dispositive power over such shares. Mr. Sutherland-Yoest's wife directly owns 500,000 shares of Common Stock and his daughter directly owns 250,000 shares of Common Stock (collectively, the "Family Shares"). These shares were purchased by Mr. Sutherland-Yoest, his wife and his daughter on September 7, 2001 at a purchase price of $2.00 per share in connection with a private placement by the Company of an aggregate of 16,500,000 shares of Common Stock pursuant to the Subscription Agreement.

         Mr. Sutherland-Yoest may be deemed to beneficially own the Family Shares. Together, the Directly Owned Shares and the Family Shares represent 1,500,000 shares of Common Stock, or 6.3% of the outstanding Common Stock. Mr. Sutherland-Yoest does not have voting or dispositive power over the Family Owned Shares, and disclaims beneficial ownership of such shares.

Item 6 - Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         On September 7, 2001, each of the investors under the Subscription Agreement, including Mr. Sutherland-Yoest, his wife and his daughter entered into a Registration Rights Agreement with the Company which provides the investors with certain demand and piggy-back registration rights with respect to shares of Common Stock purchased under the Subscription Agreement.

         Except to the extent described in Item 4 or as set forth above, Mr. Sutherland-Yoest does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities issued by the Company.

         In addition, other than the Registration Rights Agreement described above and lock-up agreements between the Company and certain investors under the Subscription Agreement, there are no agreements, arrangements or understandings (legal or otherwise) among the investors under the Subscription Agreement, or between such investors and the Company, with respect to, in connection with or otherwise related to the voting, acquisition or disposition of the securities of the Company.

Item 7 - Material to be Filed as Exhibits


Exhibit                 Description
-------                 -----------

1 Form of Subscription Agreement, dated July 27, 2001, by and among the Company and certain Investors

2 Lock-Up Agreement, dated as of September 7, 2001, by and between the Company and David Sutherland-Yoest

3 Lock-Up Agreement, dated as of September 7, 2001, by and between the Company and Sherry Sutherland-Yoest

4 Lock-Up Agreement, dated as of September 7, 2001, by and between the Company and Christina Sutherland-Yoest

5                       Warrant, dated July 27, 2001, issued by the Company to
                        David Sutherland-Yoest



           After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 13, 2001





By: /s/ David Sutherland-Yoest
   --------------------------------------------------------------------
      David Sutherland-Yoest




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